Global Markets & Investment Banking

One Bryant Park – 8th Floor New York, New York 10036 646-855-6780

July 23, 2012

John M. Grzeskiewicz

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Cohen & Steers Limited Duration Preferred and Income Fund, Inc.

Registration Statement on Form N-2

File Nos. 333-181113 and 811-22707

Dear Mr. Grzeskiewicz:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on May 2, 2012 and the Preliminary Prospectus dated June 22, 2012, began on June 22, 2012 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on July 26, 2012, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 60,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of shares of common stock of the Fund, hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 a.m., Eastern Time, on July 26, 2012 or as soon thereafter as practicable.

Sincerely,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

On behalf of the Several Underwriters

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Michele A.H. Allong

Name: Michele A.H. Allong
Title: Vice President